FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [__] No [X]

Top Tankers Inc. (the  "Company") has entered into a Controlled  Equity Offering
(sm) sales agreement with Cantor Fitzgerald & Co. pursuant to which the Company will sell up to 2.6 million shares in at the market offerings. The placement fee will be 2.5%.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TOP TANKERS INC.
                                       (Registrant)


Dated:  April 17, 2006                 By:    /s/ Stamatis N. Tsantanis
                                              -------------------------------
                                              Stamatis N. Tsantanis
                                              Chief Financial Officer







SK 23116 0001 662172